Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

DATALINK CORPORATION

and

INCENTRA, LLC

i

4.27	Tax Matters	22
4.28	Disclosure	23
4.29	No Other Representations or Warranties; Schedules	23
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER		24
5.1	Organization and Good Standing	24
5.2	Authority; Binding Obligation	24
5.3	Compliance with Other Instruments	24
5.4	Brokers	24
5.5	Purchaser’s Investigation	24
5.6	Schedule 4.10	24
ARTICLE 6 COVENANTS		25
6.1	Conduct of VAR Business; Performance	25
6.2	Non-Competition; Non-Solicitation and Confidentiality	25
6.3	Continuation Obligations	27
6.4	Notification of Certain Matters	27
6.5	Conditions and Consents	27
6.6	Restriction on Dissolution and Distributions	27
6.7	Intellectual Property License	27
6.8	Property Leased by Managed Services Division	27
6.9	Post-Closing Compliance with Closing Conditions	28
6.10	Deposit Account Control Agreement	28
ARTICLE 7 NO REQUIREMENT TO HIRE OR RETAIN EMPLOYEES		28
ARTICLE 8 CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATIONS		28
8.1	Due Diligence	28
8.2	Board Approval	28
8.3	Representations and Warranties	28
8.4	Absence of Litigation	29
8.5	Consents and Approvals	29
8.6	Sales Tax Certificates	29
8.7	Opinion of Seller’s Counsel	29
8.8	Audited Financial Statements	29
8.9	Assumed Leases	29
8.10	Transition Services Agreement	29
8.11	Name Change	29
8.12	Absence of Changes	30
8.13	Employees	30
8.14	O’Grady Termination Agreement	30
ARTICLE 9 CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS		30
9.1	Representations and Warranties	30
9.2	Absence of Litigation	30
9.3	Consents and Approvals	31
9.4	Opinion of Purchaser’s Counsel	31
ARTICLE 10 CLOSING DELIVERIES		31
10.1	Deliveries by Seller	31
10.2	Deliveries by Purchaser	31
ARTICLE 11 TERMINATION BEFORE CLOSING		31

ii

ARTICLE 12 INDEMNIFICATION		32
12.1	Indemnification by Seller	32
12.2	Indemnification by Purchaser	32
12.3	Limitations on Indemnification	33
12.4	Manner of Calculation	33
12.5	Hold Back Release Provision	33
12.6	Third-Party Claims	33
12.7	Claims Period	35
12.8	Payment of Indemnification Claim	35
ARTICLE 13 GENERAL PROVISIONS		36
13.1	Publicity	36
13.2	Knowledge Convention	36
13.3	Reservation of Rights	36
13.4	Further Acts and Assurances	36
13.5	Notices	36
13.6	Governing Law	37
13.7	Construction	37
13.8	Dispute Resolution	37
13.9	No Reliance	39
13.10	Counting Time	39
13.11	Binding Agreement	39
13.12	Headings	39
13.13	Modification and Waiver	39
13.14	Severability	39
13.15	Access to Records	39
13.16	Discretion	40
13.17	Counterparts; Facsimile Signatures	40
13.18	Entire Agreement	40

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 17, 2009, by and between Incentra, LLC, a limited liability company organized under the laws of the State of Delaware (“Seller”), and Datalink Corporation, a corporation organized under the laws of the State of Minnesota (“Purchaser”).

INTRODUCTION

Seller conducts, among other things, the business of a value-added reseller of information technology products and services, including the design, sale, implementation and ongoing maintenance and support of all hardware and software related to storage and other information technology services (the “VAR Business”).  Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, certain assets used in the VAR Business as more specifically described, and upon the terms and conditions set forth, in this Agreement.  Purchaser also desires to assume from Seller, and Seller desires to assign to Purchaser, certain liabilities and obligations of Seller relating to such assets, all upon the terms and conditions set forth in Article 2 of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing facts and premises which are hereby made a part of this Agreement, and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1
Purchase and Sale of Assets

1.1                                Purchased Assets.  Subject to the provisions of Section 1.2 and the other terms and conditions set forth in this Agreement, Seller hereby agrees to sell, assign, transfer and deliver, and Purchaser hereby agrees to purchase and accept from Seller, at and as of the Closing Date (as such term is defined below in Section 3.3(a)), all of Seller’s right, title and interest in and to the following properties, assets and rights relating to or used in the VAR Business or associated with the VAR Business in part or in whole and existing as of the Closing Date (collectively, the “Purchased Assets”):

(a)                                 all customer and supplier lists, customer and supplier files, and related accounts;

(b)                                all finished goods, work in process, raw materials, goods in transit, goods at customer sites (excluding servers and related equipment located at customer sites for purposes of the managed services operations of Seller) and other inventory or goods held for a sale in all forms, wherever located, including without limitation all product inventory, regardless of whether additional products or functionality have been added to the same by Seller since the acquisition thereof (collectively, the “Inventory”);

(c)                                 all rights under:  (i) customer contracts and purchase orders, whether oral or written, including without limitation as listed on Schedule 1.1(c) (the “Customer Contracts”); and (ii) all other contracts, agreements and licenses or other legally binding agreement or arrangement (including without limitation vendor contracts, Seller’s Microsoft license for its Great Plains software system (the “Great Plains License”), deferred maintenance contracts,), whether oral or written, including without limitation as set forth on Schedule 1.1(c) (other than the Assumed Leases described in Section 1.1(e) and other agreements described in Sections 1.2(h), (i) and (j) below) (all of such other contracts and agreements referred to in this Section 1.1(c) are collectively referred to with the Customer Contracts as the “Assumed Contracts”);

(d)                                all Purchased Intellectual Property (as defined below in Section 4.9(e) below) of Seller, including without limitation as listed on Schedule 1.1(d) together with the right to sue and recover for past, present or future infringements or misappropriations thereof, and all telephone numbers assigned to the Seller except for the telephone numbers of Seller’s facility located in Broomfield, Colorado and any other Seller locations where the lease with respect to such location is not an Assumed Lease;

(e)                                 all leases of tangible personal property located at the Assumed Leases locations and in the Seller facilities that are not Assumed Lease locations to the extent such personal property is assigned by Seller to or used on a personal or exclusive basis by Seller employees who will become Purchaser employees immediately after the Closing, and all leases of real property listed on Schedule 1.1(e) (collectively, the “Assumed Leases”);

(f)                                   all machinery, equipment, furniture, trade fixtures, furnishing, vehicles, leasehold improvements and other tangible personal property including without limitation, all artwork, desks, chairs, tables, copiers, telephone lines and numbers, facsimile machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies and computer and computer-related hardware, including, without limitation, computers, file servers, facsimile servers, scanners, color printers, laser printers, networks, and similar equipment relating in part or in whole to the VAR Business that are located at the Assumed Leases locations and in the Seller facilities that are not Assumed Lease locations to the extent such personal property is assigned by Seller to or used on a personal or exclusive basis by Seller employees who will become Purchaser employees immediately after the Closing  (collectively, the “Equipment”);

(g)                                to the extent transferable, all permits, authorizations and municipal licenses with respect to facilities where the leases with respect thereto are Assumed Leases;

(h)                                all of Seller’s outstanding accounts receivable arising from the VAR Business (the “Accounts Receivable”) as set forth on Schedule 1.1(h);

(i)                                    Seller’s Great Plains software and systems and its purchasing, invoicing and accounts receivable software and systems, and a copy of Seller’s general corporate ledger;

(j)                                    all deposits and prepaid expenses as set forth on Schedule 1.1(j);

(k)                                 to the extent assignable, all of Seller’s rights under all third-party manufacturing warranties relating to any of the Purchased Assets;

(l)                                    all insurance proceeds, claims and causes of action to the extent relating to the Purchased Assets;

(m)                              all of Seller’s books, records, files and papers relating to the Purchased Assets or the conduct of the VAR Business at any time prior to the Closing (as defined in Section 3.3(a) below);

(n)                                all goodwill associated with the VAR Business and the Purchased Assets; and

(o)                                any and all other properties, assets, rights and privileges of Seller which are used in the VAR Business and not expressly described, listed or referred to in Section 1.2 below.

1.2                                Excluded Assets.  The following properties, assets and rights shall not be transferred to Purchaser and shall not be included within the definition of Purchased Assets (collectively, the “Excluded Assets”):

(a)                                 Seller’s right, title and interest in and to the Intellectual Property set forth on Schedule 1.2(a) (the “Excluded Intellectual Property”);

(b)                                the computer software comprising Seller’s general corporate ledger;

(c)                                 all of Seller’s rights and obligations under any debt agreements or other debt arrangements;

(d)                                Seller’s telephone numbers for its facility in Broomfield, Colorado and those other Seller facilities where the leases with respect thereto are not Assumed Leases;

(e)                                 All cash, including but not limited to petty cash, money-market, checking, savings and similar type accounts, and cash equivalents of Seller as of the Closing Date;

(f)                                   Those accounts receivable (i) purchased by New England Technology Finance, LLC, and (ii) for which payment of the product shipped to generate such account receivable is held in escrow by Arrow Electronics, Inc., and subsidiaries and/or Arrow Enterprise Computing Solutions, Inc,;

(g)                                All of the personal property, including, but not limited to, all servers, computer hardware and associated equipment located in third party facilities used in

Seller’s managed services operations and in Seller facilities other than the Assumed Lease locations except to the extent such personal property is assigned by Seller to or used on a personal or exclusive basis by Seller employees who will become Purchaser employees immediately after the Closing ;

(h)                                All managed services customer contracts;

(i)                                    All Seller insurance policies;

(j)                                    All agreements related to the occupancy of facilities that are not included in the Assumed Leases and the use of equipment at other than Assumed Lease locations, including but not limited to those contracts and agreements listed on Schedule 1.2(j); and

(k)                                 any and all other properties, assets, rights and privileges of Seller no portion of which are used in the VAR Business.

1.3                                Nonassignable Contracts.

(a)                                 To the extent that assignment hereunder by Seller to Purchaser of any Assumed Contract or Assumed Lease (collectively, the “Assumed Agreements”) is not permitted or is not permitted without the consent of a third party, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach of or cause a loss of benefits thereunder.  Notwithstanding the foregoing, this Section 1.3(a) shall not be read in derogation of Seller’s obligation to undertake all reasonable efforts to obtain such consents in accordance with Section 6.5.

(b)                                If and to the extent that Seller is unable to obtain any third-party consent required for assignment of an Assumed Agreement prior to Closing (a “Non-Assigned Agreement”), Seller shall continue to be bound by any such Assumed Agreement until the later of (i) such time as Seller is able to obtain such third-party consent, or (ii) such time as Seller no longer owns and operates its managed services business, such period being defined as the “Continuation Period.”  In such event, during the Continuation Period, to the maximum extent permitted by law or the terms of the Non-Assigned Agreement, (i) Seller shall make the benefit of such Non-Assigned Agreement available to Purchaser, and (ii) the assignment provisions of this Agreement shall operate to the extent permitted by law or the applicable Non-Assigned Agreement to create a subcontract, sublease or sublicense with Purchaser to perform such Non-Assigned Agreement at a fee equal to the monies, rights and other consideration receivable or payable by Seller with respect to the performance by or enjoyment of Purchaser under such subcontract, sublease or sublicense.  To the extent such benefit is made available, or such subcontract, sublease or sublicense is created, then (1) Purchaser shall pay, perform and discharge fully all obligations of Seller under any such Non-Assigned Agreement after the Closing Date, (2) Seller shall, without further consideration therefor, pay and remit to Purchaser promptly any monies, rights and other consideration received in respect of the performance of such Non-Assigned Agreement, and (3) Seller shall exercise or exploit its rights and options under all such Non-Assigned Agreements only as directed by Purchaser and at Purchaser’s expense.

(c)                                 In the event Seller cannot subcontract, sublease or sublicense such performance pursuant to the terms of such Non-Assigned Agreement during the Continuation Period, then Purchaser shall loan the necessary employees, assets and property, including without limitation use of appropriate company or trade names, to permit timely performance by Seller of such Non-Assigned Agreement as provided therein.  To the extent such employees, assets and property are made available, (i) Seller shall pay, perform and discharge fully all obligations under any such Non-Assigned Agreement after the Closing Date, (ii) Seller shall, without further consideration therefor, pay and remit to Purchaser promptly any monies, rights and other consideration received in respect of the performance of such Non-Assigned Agreement, and (iii) Seller shall exercise or exploit its rights and options under all such Non-Assigned Agreements only as directed by Purchaser and at Purchaser’s expense.

(d)                                If and when any third-party consent to a Non-Assigned Agreement shall be obtained or any such Non-Assigned Agreement shall otherwise become assignable, Seller shall promptly assign all of its rights and obligations thereunder or in connection therewith to Purchaser without payment of further consideration therefor, and Purchaser shall assume such rights and obligations. Notwithstanding anything herein to the contrary, nothing further shall be required of Seller as related to Purchaser in regards to any or all Non-Assigned Agreements after the expiration of the Continuation Period.

Article 2
Assumption of Liabilities

Subject to the terms and conditions of this Agreement, Purchaser shall assume and agree to pay and perform the following (collectively, the “Assumed Liabilities”):

(a)                                 the obligations of Seller under the Assumed Leases, exclusively to the extent that such obligations are to be performed from and after the Closing Date;

(b)                                the obligations of Seller under the Assumed Contracts, exclusively to the extent that such obligations are to be performed from and after the Closing Date;

(c)                                 the obligations of Seller under those deferred maintenance contracts and current First Call contracts of the VAR Business, both of which are described on Schedule 2(c), which schedule shall identify when each such contract was purchased by a customer of Seller, how much was paid by such customer, and when the term of such contract expires; and

(d)                                the accounts payable of Seller related to the VAR Business and as identified on Schedule 2(d) (“Accounts Payable”).

Purchaser shall not assume any other obligation or liability of Seller that relates to or arises out of ownership of the Purchased Assets or Seller’s operations, specifically including but not limited to the VAR Business, prior to the Closing Date, whether absolute or contingent, known or unknown, contractual or otherwise (collectively, the “Excluded Liabilities”).

Article 3
Purchase Price

3.1                                Purchase Price.  As and for the purchase price of the Purchased Assets hereunder (the “Purchase Price”), Purchaser agrees to pay and Seller agrees to accept an amount equal to $8,800,000, payable as set forth in Section 3.3 below.

3.2                                Working Capital Payment.      As additional consideration for the working capital of the VAR Business, Purchaser agrees to pay and Seller agrees to accept the sum of $5,000,000, payable as set forth in Section 3.3 below and subject to adjustment as set forth in Section 3.4 below.

3.3                                The Closing; Payment of Purchase Price and Working Capital Payment.

(a)                                 The closing of the transactions contemplated hereby (the “Closing”) shall take place by the release of Closing documents by each party to the other party after delivery thereof by overnight courier or electronic transmission on December 17, 2009, central daylight time, or at such other date and time mutually agreeable to the parties.  The date of the Closing is referred to herein as the “Closing Date.”  The Closing will be effective as of 12:01 a.m. on the Closing Date.

(b)                                Subject to the terms and conditions of this Agreement, the parties agree to consummate, on the Closing Date, the transactions described below.

(i)                                    Seller will assign and transfer to Purchaser good and valid title in and to the Purchased Assets, free and clear of all Liens, except for the Permitted Liens, by delivering to Purchaser a General Assignment and Bill of Sale in substantially the form attached hereto as Exhibit A (the “General Assignment and Bill of Sale”); and Purchaser will assume the Assumed Liabilities by delivering to Seller an Assumption Agreement in substantially the form attached hereto as Exhibit B (the “Assumption Agreement”).  The parties will also deliver the other Ancillary Documents (as defined in Section 10.2) described in Article 10.

(ii)                                 Purchaser shall pay the Purchase Price and Working Capital Payment as follows:

(A)                             $440,000 (such amount, the “Holdback Fund”) shall be held back by Purchaser as security for Seller’s indemnifications obligations hereunder;

(B)                               An amount equal to $8,360,000 shall be paid to Seller or Seller’s designee(s) pursuant to written instructions provided by Seller on or prior to the Closing Date as the balance of the Purchase Price; and

(C)           An amount equal to $2,000,000 shall be paid to Seller or Seller’s designee(s) pursuant to written instructions provided by Seller on or prior to the Closing Date as and for the cash portion of the Working Capital Payment (the “Cash Working Capital Payment”).

(D)          Purchaser shall issue to Seller, for the balance of the Working Capital Payment, a secured term promissory note (the “Secured Term Note”) in the amount of $3,000,000 payable on or before March 31, 2010, and in the form attached hereto as Exhibit C and made a part hereof, and secured by a lien against the Purchased Assets as provided for in a Security Agreement in substantially the form attached hereto as Exhibit D and made a part hereof (the “Security Agreement”), as and for the balance of the Working Capital Payment.

(c)           Within one (1) business day after the Working Capital Adjustment Schedule (as defined in Section 3.5 below) becomes final in accordance with the provisions of Section 3.5(c), the parties shall adjust the Secured Term Note as required under Sections 3.4 and 3.5.

3.4           Working Capital Adjustment.

(a)           Subject to the provisions of Section 3.4(b) below, if (x) the current assets of the VAR Business on the Closing Date as set forth on the Closing Balance Sheet (as defined in Section 3.5 below) (the “Current Assets”) less (y) the current liabilities of the VAR Business on the Closing Date (excluding any current portion of indebtedness for borrowed money) as set forth on the Closing Balance Sheet (the “Current Liabilities”) (such amount being referred to herein as the “Working Capital Amount”), are less than $5,000,000 but greater than $2,000,000, then on March 31, 2010 the principal portion of the Secured Term Note shall be reduced on a dollar for dollar basis in the amount of such difference up to the full principal amount of the Secured Term Note. In the event the Working Capital Amount is less than $2,000,000, the aforesaid reduction shall be made to the principal portion of the Secured Term Note, and Seller shall make a payment to Purchaser on March 31, 2010 equal to the amount the Working Capital Amount is less than $2,000,000; provided, however, such payment shall not exceed $2,000,000.

(b)           The Current Assets and Current Liabilities for purposes of calculating the Working Capital Adjustment shall be determined in accordance with generally accepted accounting principles consistently applied; provided, however deferred revenue and expenses related to the First Call business shall be excluded from Current Assets and Current Liabilities.

(c)           On June 30, 2010, the Working Capital Schedule shall be updated to reflect actual cash receipts for the Accounts Receivable and actual cash payments for Accounts Payable (the “Updated Working Capital Schedule”). In the event the Working Capital Amount as reflected on the Updated Working Capital Schedule is greater than $5,000,000, then Purchaser shall make an additional cash payment to Seller equal to $.50 for each $1.00 of such excess over $5,000,000 together with an accounting thereof (the “Collection and Payables Schedule”); provided, however, that:

(i)            Purchaser shall use its best efforts to collect the Accounts Receivable;

(ii)           Purchaser shall not discount or compromise or extend the payment terms of any Account Receivable in any material way without the prior written consent of Seller; and

(iii)          Seller shall have rights to review Purchaser’s records as to the collection of the Accounts Receivable from the Closing Date through June 30, 2010.

3.5           Working Capital Schedule; Dispute Resolution.

(a)           Seller shall deliver to Purchaser as soon as practicable after the Closing Date, but in no event later than three (3) business days after the Closing Date, a balance sheet of the VAR Business of Seller as of the Closing Date (the “Closing Balance Sheet”), and (ii) a schedule showing Seller’s calculation of the Working Capital Adjustment (the “Working Capital Schedule”).  Seller shall pay for any fees it incurs in the preparation of the Closing Balance Sheet and the Working Capital Schedule.  Purchaser shall have the right at its own expense to review Seller’s work papers or other back-up detail and substantiation relating to the Working Capital Schedule until such time as it becomes final as provided herein.

(b)           Purchaser will notify Seller in writing of any disputes to the Working Capital Adjustment no later than five (5) business days after receiving the Closing Balance Sheet (the “Review Period”).  The parties shall attempt to resolve any such disputes through good-faith negotiations within two (2) business days of the end of the Review Period (the “Dispute Resolution Period”).  If any differences regarding calculation of the Working Capital Adjustment are not resolved by agreement of representatives of Seller and Purchaser during the Dispute Resolution Period applicable thereto, either party may submit such differences for resolution to any of the independent “Big Four” accounting firms mutually agreed to by the parties at the office of such firm mutually agreed to by the parties.  The determination of such independent accounting firm shall be set forth in a written report (the “Final Report”) delivered to the parties and shall be final and binding upon the parties.  Purchaser and Seller shall each be responsible for one-half of the fees of any such independent accounting firm employed pursuant to this paragraph.

(c)           The Working Capital Schedule and Working Capital Adjustment calculated therein will become final:  (i) if there are no disputes with respect to such Working Capital Adjustment that are asserted in the manner provided in paragraph (a) above, on the first business day following the close of the Review Period; (ii) if there is a dispute with respect to such Working Capital Adjustment that is resolved by the parties, on the date such dispute is resolved; or (iii) if there is a dispute with respect to the Working Capital Adjustment that is not resolved during the Dispute Resolution Period, then upon delivery of the Final Report.

3.6           Method of Payment.  All amounts payable hereunder shall be paid by wire transfer of immediately available funds to an account designated by the intended recipient or as otherwise indicated.  Any amounts payable under Section 3.4(a) shall include interest on such amounts, calculated from the Closing Date to the date of actual payment, at a rate equal to three percent (3.0%) per annum.

3.7           Exclusive Remedy.  Notwithstanding anything in this Agreement to the contrary, the dispute resolution and remedy provisions set forth in this Article 3 shall constitute the sole and exclusive remedy of the parties with respect to the matters covered by this Article 3.

3.8           Purchase Price Allocation and Reporting.

(a)           At the Closing, Purchaser and Seller shall deliver a mutually agreed upon interim proposed schedule (the “Allocation Schedule”) allocating the Purchase Price, plus the amount of any Assumed Liabilities that exist on the Closing Date and all other items comprising the “Aggregate Grossed-up Basis” of the Purchased Assets, in each case that will be allocated among the Purchased Assets (the “Section 1060 Allocable Amount”) by Purchaser under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”).  The amounts shown on the Allocation Schedule shall comply with the rules of Code Section 1060 and the Treasury Regulations issued thereunder.  The parties shall cooperate with each other in connection with the matters contemplated by this Section 3.87, including without limitation by furnishing such information and access to books, records (including, without limitation, accountants’ work papers), personnel and properties as may be reasonably requested.

(b)           The parties will revise the Allocation Schedule to the extent necessary to reflect the changes, if any, required by any Working Capital adjustment made pursuant to Section 3.4(c), any indemnification payment made under Article 12 or any other post-Closing payment made pursuant to or in connection with this Agreement.  In the case of any such payment, Purchaser shall propose to Seller a revised Allocation Schedule.  If Seller accepts the revised Allocation Schedule, it shall become final and binding on the parties hereto.  If Seller rejects the revised Allocation Schedule, the parties shall in good faith attempt to resolve the dispute within 15 days after written notice to Purchaser of that rejection.  Any such resolution shall be final and binding on all of the parties.  Any unresolved disputes shall be resolved pursuant to the dispute resolution process set forth in Section 3.4, with such resolution being final and binding on the parties.

(c)           The parties agree to (i) prepare and timely file all Tax Returns (as defined in Section 4.27 below), including without limitation Treasury Form 8594 (and all supplements thereto) in a manner consistent with the Allocation Schedule as finalized hereunder, and (ii) act in accordance with the Allocation Schedule for all Tax (as defined in Section 4.27) purposes.  Neither party will voluntarily take any position inconsistent therewith upon examination of its federal income Tax Return, in any claim, litigation or otherwise with respect to such Tax Return.

3.9           Sales and Use Taxes.  Notwithstanding anything in this Agreement to the contrary, Purchaser shall pay all state and local sales and use Taxes, if any, transfer Taxes and documentary stamp Taxes associated with the sale and conveyance of the Purchased Assets pursuant to this Agreement, whether such Taxes are imposed on Purchaser or Seller.

3.10         Expenses.  Except as otherwise expressly provided herein, the parties hereto shall each pay its own respective costs and expenses in connection with this Agreement and transactions contemplated by this Agreement, including any finder’s fees or brokerage or other commission arising by reason of any services rendered or alleged to have been rendered to such party in connection with this Agreement or the transactions contemplated herein, provided that Seller shall pay for the costs of the Financial Statements through the Closing Date, and upon closing of the transaction contemplated hereby, Purchaser shall reimburse Seller for such costs.  Costs of the Financial Statements paid after the Closing Date shall be paid directly by Purchaser.

Article 4

Representations and Warranties of Seller

To induce Purchaser to enter into this Agreement, Seller represents and warrants to Purchaser as follows:

4.1           Organization and Good Standing.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Seller has the requisite power to own, operate, use and/or lease the Purchased Assets, as applicable, and to conduct the operations of the VAR Business as presently being conducted.  Seller is qualified or otherwise authorized to transact business as a foreign corporation in each jurisdiction in which the nature of the VAR Business requires such qualification.  Schedule 4.1 identifies those jurisdictions in which the ownership, use or leasing of the Purchased Assets, or the conduct or nature of the VAR Business, makes such qualification necessary.

4.2           Authority; Binding Obligation.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.  Seller’s execution and delivery of this Agreement, and performance of its covenants and agreements hereunder, have been duly authorized by all necessary company action of Seller.  This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3           Financial Statements.  Schedule 4.3 attached hereto contains the balance sheet, income statement and statement of cash flows of Incentra Solutions, Inc., and its wholly owned subsidiaries, Seller, (i) audited at December 31, 2008 and December 31, 2007 (all of such financial statements shall be collectively referred to herein as the “Historic Financial Statements,” and the audited balance sheet set forth therein shall be referred to as the “Historical Balance Sheet”) and (ii) of Seller and Incentra Solutions, Inc., and its wholly owned subsidiaries, on a consolidated basis,  for the nine month period ended September 30, 2009, (all of such financial statements shall be collectively referred to herein as the “2009 Financial Statements,” and, together with the Historic Financial Statements, the “Financial Statements,” and the balance sheet set forth therein (whether or not audited) shall be referred to as the “2009 Latest Balance Sheet”) and, together with the Historical Balance Sheet, the “Latest Balance Sheet.”  The

Financial Statements (i) for all periods and times prior to April 15, 2009, are for or include Incentra Solutions, Inc., and its wholly owned subsidiaries, (ii) are true, correct and complete in all respects, (iii) have been prepared from Seller’s books and records or those of Incentra Solutions, Inc., and its wholly owned subsidiaries, as appropriate for the reported period or time, (iv) have been prepared in accordance with generally accepted accounting principals generally accepted in the United States, consistently applied, and (v) fairly present in all material respects the financial condition and operations of Seller’s business on the dates indicated and for the periods then ended. Notwithstanding the foregoing, the Seller hereby agrees to supplement Schedule 4.3 promptly following Closing but in no event later than January 30, 2010 with a separate balance sheet, income statement and statement of cash flows of the VAR Business at December 31, 2008 and December 31, 2007 (the “VAR Financials Supplement”), and only upon such delivery by Seller to Purchaser of such VAR Financials Supplement the Seller shall be deemed to make the representations and warranties in full as set forth in this Section 4.3 with respect to the VAR Financials Supplement and the VAR Business.

4.4           Undisclosed Liabilities.  Except as disclosed in the Financial Statements, for liabilities incurred in the ordinary and usual course of normal day-to-day operations of the VAR Business (the “Ordinary Course of Business”) and as set forth in Schedule 4.10 since the date of the Latest Balance Sheet, the VAR Business does not, to the knowledge of Seller after due inquiry, have liability of any nature whether or not absolute, contingent or otherwise, that would be required to be disclosed on the Financial Statement pursuant to generally accepted accounting principles consistently applied.

4.5           No Conflict.

(a)           Neither the execution and delivery of this Agreement or any of the Ancillary Documents (as defined below in Section 10.2 below), nor the consummation or performance of any of the transactions contemplated by this Agreement or such Ancillary Documents (collectively referred to herein as the “Contemplated Transactions”), will directly or indirectly, with or without notice or lapse of time:  (i) contravene, conflict with or result in a violation of or default under any provision of Seller’s certificate of formation or limited liability company agreement, any resolution adopted by the managers or members of Seller, or any other agreement by and between or among any members of Seller; (ii) contravene, conflict with or result in a violation of or default under, or give any Governmental Body or other Person (as such terms are defined below) the right to challenge any of the Contemplated Transactions or exercise any remedy or obtain any relief under, any federal, state or local law, regulation, ordinance or administrative order or any judgment or decree to which Seller, the VAR Business or the Purchased Assets are subject; (iii) contravene, conflict with or result in a violation or breach of or default under any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any contract or other arrangement to which Seller is a party or by which Seller is bound; or (iv) result in the creation of any Lien (as defined below) of any kind or nature upon any of the Purchased Assets.  Except as set forth in Schedule 4.5(a), Seller will not be required to give any notice to or obtain any consent from any Person in order for Seller to consummate the Contemplated Transactions.

(b)           For all purposes of this Agreement, the definitions set forth below shall apply:

(i)            “Governmental Body” means any (i) nation, state, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, provincial, local, municipal, foreign or other government; (iii) governmental or quasi-governmental agency, branch, department, official or entity and any court or other tribunal; (iv) multi-national organization or body; or (v) any other body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(ii)           “Person” means any individual natural person, partnership, corporation, limited liability company, association, joint-stock company, trust, joint venture, unincorporated organization or association, or Governmental Body (or any department, agency or political subdivision thereof).

(iii)          “Lien” means any security interest, mortgage, pledge, lien, charge, encumbrance, right of way, easement or adverse claim of any kind or nature.

4.6           Title, Sufficiency and Condition of Assets.

(a)           Seller has good and marketable title to each asset constituting the Purchased Assets, free and clear of any Liens, except for those Liens set forth in Schedule 4.6(a) (the “Permitted Liens”) and, at the Closing, Seller will transfer to Purchaser good and marketable title to each asset constituting the Purchased Assets, free and clear of all Liens.

(b)           The Purchased Assets are in good condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business.  There are no defects in the Purchased Assets or other conditions relating thereto which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the financial condition, operating results, customer, employee or supplier relations, business condition or prospects of the Purchased Assets or the VAR Business (any such effect being referred to as a “Material Adverse Effect”).

(c)           The Purchased Assets include all assets, both tangible and intangible necessary for the conduct of the VAR Business as it is being conducted as of the date hereof except with respect to the MS Leased Equipment (as defined in Section 6.8 below) which has an aggregate value of no more than $10,000 and as to which Seller has made certain covenants in Section 6.8 hereof.

4.7           Leased Real Property.

(a)           Seller owns no real estate that is used in the VAR Business.

(b)           Seller has provided to Purchaser accurate and complete copies of the lease agreements under which any Seller holds a leasehold interest in any real property used in the VAR Business (the “Leased Real Property”), together with any amendments, modifications and assignments of such lease agreements.  Except as indicated on Schedule 4.7(b), the Leased Real Property comprises all of the real property used or occupied in the operation of the VAR Business.

(c)           Seller owns the leasehold interests in the Leased Real Property created by the Assumed Leases, free and clear of all Liens except Permitted Liens.  Seller is not in violation of any applicable ordinance, statute or other law, regulation or requirement relating to the Leased Real Property or the operation of the VAR Business thereon, and Seller has not received any notice of any such violation, or the existence of any condemnation proceeding with respect to any of the Leased Real Property.  Upon Purchaser’s acquisition of the Purchased Assets, nothing relating to Seller’s operation of the Leased Real Property will prevent Purchaser from being able to operate the Leased Real Property in substantially the same manner as operated by Seller prior to Closing without violating any applicable zoning, use, subdivision or similar law.

(d)           All of the improvements located at the Leased Real Property are in good condition and repair in all material respects, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business.  There are no defects in such assets or other conditions relating thereto which, individually or in the aggregate, would have a Material Adverse Effect.

4.8           Personal Property Leases.  Schedule 1.1(c) contains a description of any leases relating to each item of tangible personal property leased by Seller for use in the operation of the VAR Business (the “Personal Property Leases”).  True and complete copies of the Personal Property Leases have been made available to Purchaser, including all amendments, supplements and modifications thereof.  All Personal Property Leases are valid, binding and enforceable against Seller and, to Seller’s knowledge, against the other parties thereto in accordance with their respective terms, and there does not exist under any such Personal Property Lease any default or any event which, with notice or the lapse of time, or both, would constitute a material default thereunder against Seller or, to Seller’s knowledge, the other parties thereto.

4.9           Intellectual Property.

(a)           The Purchased Intellectual Property includes all Intellectual Property owned by Seller that is used in the VAR Business and that is, individually or in the aggregate, material to the VAR Business.  Except as set forth on Schedule 4.9(a), Seller is the sole owner of and possesses all right, title and interest in and to the Intellectual Property, free and clear of any Liens, except Permitted Liens, and the Seller has not granted to any Person any license or sublicense, option, consent, right of first or last offer, or negotiation or other rights in or to any such Intellectual Property.

(b)           With respect to the Purchased Intellectual Property described in Schedule 1.1(d):  (i) no interference actions or other judicial or adversary proceedings, or other disputes, concerning the Purchased Intellectual Property are outstanding or pending and, to Seller’s knowledge, no such action or proceeding is threatened; and (ii) Seller has the right and authority to use the Purchased Intellectual Property in connection with the conduct of the VAR Business in the manner presently conducted and, to Seller’s knowledge, has not received notice that such use conflicts with, infringes upon or violates any rights of any other person, firm or corporation.

(c)           Seller has taken all actions it reasonably believes are necessary to maintain and protect each item of Purchased Intellectual Property. Seller has taken reasonable measures to safeguard the confidentiality and value of all Purchased Intellectual Property comprising trade secrets or other confidential information.  Except as set forth on Schedule 4.9(c), as of the date hereof, each present or past employee, officer or consultant of Seller that has been involved in the development or conception of any part of any of the Purchased Intellectual Property either: (i) is a party to an agreement that, to the extent permitted by law, conveys or obligates such person to convey to Seller any and all right, title and interest in and to all such Purchased Intellectual Property developed by such Person in connection with such Person’s employment with or engagement by Seller; or (ii) otherwise has by operation of law, to the extent permitted by law, vested in Seller any and all right, title and interest in and to all the Purchased Intellectual Property developed by such Person in connection with such Person’s employment with or engagement by Seller.

(d)           Except as set forth on Schedule 4.9(d), to Seller’s knowledge, as of the date hereof, no Person is infringing or misappropriating any of the Purchased Intellectual Property.

(e)           For all purposes of this Agreement, the definitions set forth below shall apply:

(i)            “Purchased Intellectual Property” means all of Seller’s right, title and interest in and to Intellectual Property that is used in the VAR Business as further defined below.

(ii)           “Intellectual Property” means as it relates to the VAR Business all intellectual property or other proprietary rights of every kind throughout the world, both domestic and foreign, which, in each case are used or useful in connection with or related to the VAR Business as of the date hereof, including all inventions and improvements thereon, Patents, Trademarks, Domain Names, Trademark Rights, Copyrights, Technology and trade secrets and the Seller’s name “Incentra”, but specifically excludes any intellectual property or other proprietary rights used primarily by the managed services operations of Seller and any Excluded Intellectual Property set forth on Schedule 1.2(a).

(iii)          “Patents” means the United States patents and patent applications owned by Seller that are related to or used in the VAR Business, including any continuations, divisionals, continuations in part, or reissues of patent applications and patents issuing thereon and any past, present or future claims or cause of action arising out of or related to any infringement or misappropriation of any of the foregoing, that are used or useful in connection with or related to the VAR Business as of the date hereof.  The Patents include those listed on Schedule 1.1(d).

(iv)          “Trademarks” means the trademark registrations and applications for trademark registration owned by Seller, that are related to the VAR Business, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, and any past, present or future claims or cause of action arising out of our related to any infringement or misappropriation of any of the foregoing, that are used or useful in connection with or related to the VAR Business as of the date hereof.  The Trademarks include those listed on Schedule 1.1(d), and specifically excludes those listed on Schedule 1.2(a) .

(v)           “Domain Names” means the internet domain names owned by Seller that are used or useful in the VAR Business, including those that are listed or described on Schedule 1.1(d), and all registrations, applications and renewals related to the foregoing, and specifically excludes those listed on Schedule 1.2(a).

(vi)          “Trademark Rights” means all common law rights in the United States in trade names, corporate names, logos, slogans, designs, trade dress, and unregistered trademarks and service marks, together with all translations, adaptations, derivations and combinations thereof, and the goodwill associated with any of the foregoing, which, in each case, are used by the Seller with regard to the VAR Business as of the date hereof.

(vii)         “Copyrights” means all copyrightable works, and all United States and foreign registered copyrights and applications, registrations and renewals therefore owned by the Seller, and any past, present or future claims or cause of actions arising out of or related to any infringement or misappropriation of any of the foregoing, that are used or useful in connection with or related to the VAR Business as of the date hereof. The Copyrights include those listed on Schedule 1.1(d), and specifically excludes Gridworks, Gridworks portals and all other software developed by the managed services operations of Seller.

(viii)        “Technology” means, collectively, all designs, formulae, algorithims, procedures, methods, techniques, now-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by, or are used in the design, used in the development, used in the reproduction, used in the maintenance or used in the modification of any of the Seller’s products developed, manufacture, marketed or sold in connection with the VAR Business. Purchaser acknowledges that, notwithstanding the fact that the First Call operations are a component of the VAR Business, none of the technology developed by the managed services operations of Seller and used for managed services operations of Seller are Technology for the purposes of this Agreement, regardless of whether or not such technology is also used in servicing the First Call operations.

4.10         Litigation.  Except as set forth on Schedule 4.10, there are no legal actions, suits, arbitrations or other legal, administrative or governmental proceedings or investigations (any of the foregoing being referred to as a “Proceeding”) pending or, to Seller’s knowledge, threatened against Seller, or against or with respect to the VAR Business or any of the Purchased Assets or any manager or member of Seller, and neither Seller nor any member, manager, or officer of Seller is aware of any facts reasonably expected to result in or form the basis for any such Proceeding.

4.11         Court Orders, Decrees and Laws.  Seller has not violated or failed to comply with any statute, law, ordinance or regulation of any Governmental Body in the conduct of the VAR Business that could, individually or in the aggregate, have a Material Adverse Effect.  Seller has not received notice of any violation of any applicable law, order, regulation or requirement relating to the Purchased Assets or the VAR Business.  Seller is not in default with respect to any judgment, order or decree of any court or any Governmental Body.

4.12         Labor Matters.  Schedule 4.12 identifies each collective-bargaining agreement and each other material written or oral agreement to which Seller is a party providing an employee of the VAR Business with rights to employment, severance pay, profit sharing, deferred compensation, a bonus, stock option, stock-purchase right, pension, retainer, consulting, retirement, health, vacation, sick leave, incentive pay, holiday leave, salary continuation during short absences for illness or other reasons, and any other plan, arrangement, commitment or other agreement by Seller to provide benefits to an employee of the VAR Business to which Seller is a party, or by which it is or may be bound (other than benefits under ERISA Plans or Flexible Benefit Plans, as defined in Section 4.14).  Except as set forth on Schedule 4.12, Seller is not, and, to Seller’s knowledge, no other party to any such agreement to which Seller is a party is, in default or breach with respect to any material term or condition thereof, nor has any event occurred which through the passage of time or Seller’s notice, or both, would constitute a material default thereunder by Seller or, to Seller’s knowledge, any other party to such agreement, or would cause the acceleration of any material obligation of Seller or any other party to such agreement.  Seller has delivered to Purchaser true and complete copies of all agreements (or summaries of any unwritten agreements) identified in Schedule 4.12; and true and complete copies of any employment policy manuals distributed to any class of Seller’s employees engaged in operation of the VAR Business.  Except as indicated in Schedule 4.12:

(a)           Seller has complied in all material respects with all applicable laws, rules and regulations relating to the employment of the employees of the VAR Business, including but not limited to those relating to wages, hours, collective bargaining and the payment and withholding of Taxes and other sums as required by appropriate Governmental Bodies with respect to employee compensation;

(b)           during the three-year period preceding the date hereof, no unfair labor practice charge or complaint of unfair labor practice has been brought or threatened against Seller with respect to any employees or former employees of the VAR Business or any labor organization with respect to the VAR Business before any federal, state or local agency; and no complaint of such unfair labor practices has been issued, no work stoppage affecting the Seller’s operation of the VAR Business has been brought or threatened, and no grievance has been brought;

(c)           no organizational, strike, representation, decertification or deauthorization proceeding has been brought or threatened, respecting the employees of the VAR Business, and no such proceeding has been brought within the three-year period prior to the date of this Agreement;

(d)           all accrued obligations of Seller, whether arising by operation of law, contract or past custom, for unemployment-compensation benefits, pension benefits, salaries, bonuses, sick leave, severance, vacation, worker-compensation claims and other forms of compensation payable to the employees or former employees of the VAR Business, or to trusts or other funds or to any governmental agency, in respect of the services rendered by any such individuals prior to the date hereof, have been paid or will be paid prior to the Closing Date;

(e)           no trade union, council of trade unions, affiliated bargaining agency, employee-bargaining agency or labor organization has bargaining rights for any of employees of the VAR Business pursuant to the provisions of all applicable laws, rules or regulations relating to the employment of labor, and

(f)            during the last year there has been no “mass layoff” or “plant closing” as defined by WARN in respect of the Seller, and the Seller has not been affected by any transactions or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign law or regulation which is similar to WARN.

4.13         Employment Matters.

(a)           Schedule 4.13(a) contains a complete and accurate list of (i) the names of all employees of the VAR Business; (ii) their titles or positions; (iii) their dates of hire; (iv) their current salaries or wages and all bonuses, commissions and incentives paid at any time during the past 12 calendar months; (v) their last compensation changes and the dates on which such changes were made; (vi) any non-standard bonus, commission or incentive plans or agreements for or with them; (vii) any outstanding loans or advances made by or to them; and (viii) any verbal or written employment agreements which impact or establish the terms of employment of those persons.  Correct and completed copies of all written employment agreements have been delivered to Purchaser.

(b)           Schedule 4.13(b) contains a complete and accurate list of (i) the identities of all sales representatives and independent contractors currently engaged by Seller in the VAR Business; (ii) their payment arrangements; and (iii) a brief description of the type of services provided by them.

(c)           Except for any limitations of general application which may be imposed under applicable labor or employment laws, and except for any employment agreements otherwise disclosed and provided to Purchaser, Seller has the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its independent contractors and sales representatives without payment, penalty or liability to any such Person other than for services rendered through the date of termination.

(d)           The Seller has delivered to Purchaser accurate and complete copies of all current employee manuals and handbooks, disclosure materials, policy statements and other materials prepared, disclosed or promulgated by Seller at any time during the last twelve months relating to the employment of the current and former employees of Seller’s VAR Business.

4.14         ERISA Plans and 125 Plans.

(a)           Schedule 4.14 lists and generally describes:

(i)            each employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including without limitation each group insurance plan, self-insured health plan, severance pay plan, non qualified deferred compensation plan and retirement plan intended to be qualified under Code Section 401(a), that is maintained or contributed to by Seller for its employees engaged in the operation of the VAR Business, former employees of the VAR Business or dependents and beneficiaries of such employees or former employees (collectively, “ERISA Plans”); and each trust fund maintained by Seller in connection with any such ERISA Plan; and

(ii)           each “cafeteria plan” or transportation fringe plan governed by Code Section 125 or Code Section 132(f) that is maintained or contributed to by Seller for its employees engaged in the operation of the VAR Business (a “Flexible Benefit Plan”).

(b)           None of the ERISA Plans is a “multiemployer plan,” as defined in ERISA Section 3(37), or is a defined benefit pension plan subject to Title IV of ERISA.  Seller is not delinquent in any obligation to make contributions to any ERISA Plan subject to Code Section 412 or Title IV of ERISA and has not terminated or withdrawn from participation in any such ERISA Plan.

(c)           Except as disclosed in Schedule 4.14(c), Seller has no “ERISA Affiliate,” which means any employer that, together with Seller, would be treated as a single employer under Section 414 of the Code.

(d)           Seller has furnished to Purchaser true, correct and complete copies of the following items:  (i) each ERISA Plan and any related trust agreements or other funding vehicles; and (ii) each Flexible Benefit Plan.  With respect to each ERISA Plan and Flexible Benefit Plan, Seller has also furnished to Purchaser the most recent summary plan description and annual report required to be made on Treasury Form 5500.

(e)           Each ERISA Plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the United States Internal Revenue Service as to such plan’s qualification under Code Section 401(a); and complies in all material respects with the Code and ERISA.  The trust related to each such ERISA Plan has been determined to be exempt from federal income taxation under Code Section 501(a); and a true and complete copy of the most recent determination letter with respect to each such ERISA Plan has been delivered to Purchaser.

(f)            Except as described in Schedule 4.14(f), Seller does not maintain any group life insurance or health benefit coverage for former employees or directors of Seller, other than group life insurance or health benefit coverage mandated by applicable law.  Seller has timely complied with all of its “COBRA” obligations under ERISA Section 602, Code Section 4980B; its obligations under the Uniformed Services Employment and Reemployment Rights Act of 1994, as amended; its obligations under the Family and Medical Leave Act of 1993, as amended; and/or its obligations under applicable state insurance laws, in each case with respect to any group life insurance and health benefit continuation coverage to be provided by those of its ERISA Plans and any Flexible Benefit Plan that provide such benefits.  Seller warrants that it will continue, after the Closing Date, to comply with such obligations with respect to any of its employees, former employees or their beneficiaries who are or become entitled to such continuation coverage, and are not hired by Purchaser as of that date or the following business day.

4.15         Accounts Receivable.  The Accounts Receivable are valid receivables, are not subject to valid counterclaims or setoffs and are fully collectible in accordance with their terms, except to the extent of any bad-debt reserves reflected on the Latest Balance Sheet.

4.16         Accounts Payable. The Accounts Payable constitute all the Accounts Payable of the VAR Business due and owing by Seller as of the date of the Closing Balance Sheet.

4.17         Customers and Suppliers.  Schedule 4.17 sets forth a complete and accurate list of the 20 largest customers and the 20 largest suppliers (measured by dollar volume of sales or purchases, as the case may be) of the VAR Business as of and for each of the last two calendar years, and the amount of such business done (by dollar volume of sales or purchases, as the case may be) with each such customer or supplier as of and for each such year.  Except as set forth on Schedule 4.17, Seller has not received any notice from any customer or supplier identified on Schedule 4.17 that such customer or supplier has ceased or will cease to purchase or sell, as applicable, products or services to or from Seller or the VAR Business, or will or intends to substantially reduce its purchases or sales, as applicable.

4.18         Customer Terms.  Except as set forth on Schedule 4.18 (which shall identify customer names and approximate quarterly revenues with respect to each exception):  (a) there is no customer of the VAR Business with which Seller has an agreement or arrangement, whether formally or informally, providing such customer with credit terms that are more liberal than those provided under Seller’s standard customer agreement or arrangement; and (b) there is no customer which has made deposits or prepayments constituting a liability of Seller.

4.19         Consents.  Except as otherwise set forth on Schedule 4.19, there are no consents, approvals or other authorizations of, orders or notifications of, registrations, declarations or filings with, any Person pursuant to the Assumed Contracts, which are required in connection with the valid execution, delivery or performance of this Agreement by Seller and the consummation by Seller of the Contemplated Transactions.

4.20         Conduct of VAR Business.  Except as set forth on Schedule 4.20, since the date of the Latest Balance Sheet there has not been:

(a)           any increase in Lien against any of the Purchased Assets, or change in the condition (financial or other), properties, assets or liabilities of the VAR Business, except changes in the Ordinary Course of Business, none of which has had or will have a Material Adverse Effect;

(b)           any change in the billing or pricing methods or practices followed by Seller in the VAR Business or any change in depreciation or amortization policies or rates theretofore adopted, except changes in the Ordinary Course of Business;

(c)           any change in the methods or terms used by Seller in the VAR Business for collecting accounts receivable;

(d)           any sale, transfer, lease, abandonment or other disposition by Seller, other than in the ordinary course of the VAR Business, of any Inventory, supplies, vehicles, machinery, equipment or other operating properties or other assets included among the Purchased Assets;

(e)           any change in Seller’s methods of accounting with respect to the VAR Business;

(f)            any change in Seller’s policies for timing and recognition of allowances, rebates, concessions from vendors and similar items with respect to the VAR Business;

(g)           any business interruption, damage, casualty, loss or other occurrence having a Material Adverse Effect, whether or not covered by insurance, as a result of any accident, fire, casualty, act of God or a public enemy, any labor dispute or disturbance, or other force majeure;

(h)           any conduct of the VAR Business other than in the ordinary course or as otherwise contemplated herein, including without limitation any material change in the prices charged by Seller in the VAR Business, any material change in the margins of the VAR business from historical margins with respect thereto including for such purposes historical margins with respect to Seller’s predecessor, Incentra Solutions, Inc, any material deviation from past standards of quality of products and services or any material reduction in efforts or funds expended by Seller to (i) repair and maintain Inventory or equipment to be sold to Purchaser hereunder, (ii) replace inventories of merchandise held for sale to customers, (iii) promote and sell new items and accounts, (iv) purchase and maintain inventories of supplies and repair parts, and (v) perform all other activities required to maintain the long-term viability and quality of the VAR Business;

(i)            any waiver or release of any material causes of actions, lawsuits, judgments, claims and demands,

(j)            any disposition, abandonment or lapse of any material rights to the use any Intellectual Property, or the execution of any exclusive license with respect to any of the Intellectual Property;

(k)           any transaction or commitment made, or any contract or agreement entered into, that is material to the VAR Business and inconsistent with past practices, other than as contemplated herein;

(l)            any (i) employment, retention, bonus, deferred compensation, severance, retirement or other similar agreement entered into with any employee, consultant or manager (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any employee, consultant or manager or (iii) change in compensation or other benefits payable to any employee, consultant or manager pursuant to any severance or retirement plans or policies thereof, in each case other than in the Ordinary Course of Business;

(m)          any terminations, changes or violations by Seller of any of the Assumed Leases, material Assumed Contracts, commitments, licenses or other arrangements of the VAR Business, except as required hereunder or as such changes or terminations occur in the Ordinary Course of Business, none of which have had a Material Adverse Effect;

(n)           any violations by Seller of any permits, licenses, restrictive covenants, laws or regulations binding on Seller which could have a Material Adverse Effect; or

(o)           any other occurrence, event or condition with respect to Seller, the VAR Business or the Purchased Assets which could, to Seller’s knowledge, have a Material Adverse Effect.

4.21         VAR Business Organization.  Since the date of the Latest Balance Sheet, Seller has used its reasonable best efforts to preserve the VAR Business intact, and to keep available to Purchaser the services of the present employees of the VAR Business.

4.22         Other Contracts.  Schedule 4.22 contains a true, complete and correct list of all contracts and agreements, whether written or oral, which are used in the VAR Business and in the case of clauses (iii) and (iv) which require a payment to or from Seller of $12,000 per year including:  (i) any contract containing covenants limiting the freedom of Seller to engage in a line of business or compete with any Person, (ii) any joint venture contract, partnership agreement, limited liability company other contract (however named) involving a sharing of profits, losses, costs or liabilities by Seller with any other Person, (iii) any written warranty, guaranty or other similar undertaking with respect to contractual performance extended by Seller other than in the Ordinary Course of Business, (iv) any collective bargaining agreement, arrangement or other contract with any labor union, staff association or other body of employee representatives, (v) any material license agreement or other material contract relating to Intellectual Property that is necessary or otherwise used in or held in use for the operation of the VAR Business, (vi) any contract with “take or pay” provisions or “requirements” provisions committing a Person to provide the quantity of goods or services required by another Person, and (vii) any contract with any Person who is directly or indirectly affiliated with Seller (collectively, the “Material Contracts”). Schedule 4.22 also contains a true, complete and correct list of all vendor certificates held by Seller that relate to the VAR Business, which vendor certificates shall also constitute “Material Contracts” under this Agreement.  True and complete copies of the Material Contracts, including all amendments, supplements and modifications thereof, have been provided to Purchaser.  Each Material Contract is a valid and binding agreement of Seller and is in full force and effect.  Seller has performed all obligations required to be performed by it under or in connection with each Material Contract and is not in receipt of any claim of default under any Material Contract.  Seller has no present expectation or intent of not fully performing any material obligation pursuant to any Material Contract, and has no knowledge of a breach or anticipated breach by any other party to any Material Contract.

4.23         Restrictive Covenants.  Except as disclosed on Schedule 4.23, Seller is not a party to any written contract, license agreement or other restriction which limits the scope of the VAR Business’ operations or the sale or use of the Purchased Assets in any manner whatsoever.

4.24         Inventory.  Except as set forth in Schedule 4.24, the Inventory included in the Purchased Assets:  (a) consists of a quality usable and salable in the Ordinary Course of Business consistent with past practice; (b) is not defective or damaged, and (c) is adequate in amount, consistent with the past practice of Seller, to conduct the VAR Business in the Ordinary Course of Business.  The reserves reflected in all balance sheets included in the Financial Statements have been calculated on the basis of Seller’s policy for establishing a reserve for excess, obsolete and slow-moving inventory reflected in the Financial Statements, consistent with accounting principles generally accepted in the United States.

4.25         Product Liability.  Except as set forth on Schedule 4.25, there are no presently pending, or, to Seller’s knowledge, is there basis for, any material civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged. defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product offered or sold by Seller in connection with the VAR Business.  With respect to the VAR Business, except as set forth on Schedule 4.25, Seller has not extended to any of its customers any written, non-standard product warranties, indemnifications or guarantees.

4.26         Brokers.  No finder, broker, agent or other intermediary has acted for or on behalf of Seller in connection with the negotiation of this Agreement or the Ancillary Documents or the consummation of the Contemplated Transactions.

4.27         Tax Matters.

(a)           For purposes of this Agreement, “Tax” (and with the corresponding meaning “Taxes” and “Taxable”) shall include (i) any net income, gross income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, environmental, severance, stamp, occupation, premium, property or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to tax or additional amount, imposed by any Governmental Body, whether disputed or not; and (ii) any liability for the payment of any amount of the type described in clause (i) as a result of being a member of a consolidated, affiliated, combined or unitary group.

(b)           Seller, any affiliated, combined or unitary group of which Seller is or was a member, and each ERISA Plan (other than a multiemployer plan, as defined in Section 3(37) of ERISA) and Flexible Benefit Plan, as the case may be (each a “Tax Affiliate”), has:  (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, and statements (“Tax Returns”) required under applicable laws to be filed or sent by it in respect of any Taxes or required under applicable laws to be filed or sent by it by any Governmental Body having competent jurisdiction over Taxes, including without limitation with respect to any sales taxes required to be filed under applicable laws by any Governmental Body having competent jurisdiction over Taxes; and all such Tax Returns are true, correct, and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf) all Taxes due and payable, whether or not shown on such Tax Returns; and (iii) complied with all applicable laws relating to the withholding of Taxes and the payment thereof.

(c)           No deficiency for any Taxes has been proposed, asserted or assessed against Seller or any Tax Affiliate that has not been resolved and paid in full.

(d)           To the knowledge of Seller, no claim has ever been made by an authority in a jurisdiction where Seller or any Tax Affiliate do not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e)           Seller (i) has not been part of a consolidated group for Tax purposes with any Person, other than a group the common parent of which is or was the Seller; or (ii) has any liability for the Taxes of any Person (other than the Seller) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f)            Seller is not a party to any Tax allocation or sharing agreement.

(g)           Neither the VAR Business nor the Purchased Assets are subject to any Lien resulting from unpaid Taxes; and to the knowledge of Seller, no Governmental Body has any present right to file any such Lien against the VAR Business or the Purchased Assets.

(h)           Purchaser shall not become responsible for any obligation of Seller to provide any “parachute payment,” as defined in Code Section 280G; or provide any severance, termination allowance or similar payments as a direct result of the Contemplated Transactions.

4.28         Disclosure.  No representation or warranty of Seller contained in this Agreement, any Schedules, or any exhibit hereto contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to make the statements herein or therein not misleading.

4.29         No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Agreement (as modified by the Schedules hereto), neither the Seller nor any other Person makes (and Purchaser is not relying upon) any other express or implied representation or warranty with respect to the Seller, the VAR Business, the Purchased Assets (including, without limitation, the value, condition or use of any Purchased Asset), the Assumed Liabilities or the transactions contemplated by this Agreement, and the Seller disclaims any other representations or warranties, whether made by the Seller, any Affiliate of Seller or any of their respective officers, managers, employees, agents or representatives. Except for the representations and warranties contained in this Agreement (as modified by the Schedules hereto), the Purchased Assets and Assumed Liabilities are acquired by Purchaser As is/Where-Is.  The disclosure of any matter or item in any Schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would result in a Material Adverse Effect.

Article 5

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

5.1           Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota.  Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.

5.2           Authority; Binding Obligation.  Purchaser’s execution and delivery of this Agreement, and performance of its obligations hereunder, have been duly authorized by all necessary corporate action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3           Compliance with Other Instruments.  Purchaser’s execution and delivery of this Agreement will not (a) conflict with or result in any violation of Purchaser’s articles of incorporation or bylaws or (b) conflict with or result in a breach of any judgment, decree, law or order applicable to Purchaser.

5.4           Brokers.  Except as set forth on Schedule 5.4, no finder, broker, agent or other intermediary has acted for or on behalf of Purchaser in connection with the negotiation of this Agreement or the Ancillary Documents or the consummation of the Contemplated Transactions.

5.5           Purchaser’s Investigation.  Purchaser represents that it is a sophisticated entity that was advised by counsel and hereby acknowledges that it has conducted its own independent investigation and analysis of the VAR Business,  the Purchased Assets and the Assumed Liabilities and, in making the determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied solely on the results of its own independent investigation and the express representations set forth in this Agreement.

5.6           Schedule 4.10.  Purchaser represents that it has made no agreement of any type, whether oral or written, regarding any subject matter, with any of Thomas P. Sweeney III,

Thomas Kunigonis, Joseph Graziano, George Roer or Douglas Arnold, the persons identified on such Schedule 4.10.

Article 6

Covenants

Seller covenants and agrees with Purchaser, and Purchaser covenants and agrees with Seller, as follows:

6.1           Conduct of VAR Business; Performance.

(a)           Between the date hereof and the Closing Date, Seller shall, except as otherwise specifically consented to in writing by Purchaser, conduct the operations of the VAR Business in the manner required to make the representation set forth in Sections 4.20 and 4.21 true as of the Closing Date.

(b)           Seller shall permit Purchaser and Purchaser’s counsel, accountants and other representatives full access, upon reasonable notice during normal business hours, to all the properties, assets, books, records, agreements, commitments and other documents of Seller concerning the VAR Business or the Purchased Assets; provided, however, that such access shall not interfere with the operation of the VAR Business.  Seller shall furnish to Purchaser and its representatives all available information with respect to the Purchased Assets as Purchaser may reasonably request.  Purchaser’s due-diligence investigation shall include, without limitation, a review of physical assets, corporate services, environmental condition of real estate relating to the Leased Real Property, financial records, and customer and supplier records.  Seller shall permit Purchaser to review Seller’s personnel and pay records on or before the Closing Date and interview any employee of the VAR Business that Purchaser elects to interview prior to the Closing Date.

6.2           Non-Competition; Non-Solicitation and Confidentiality.

(a)           During the Restricted Period (as defined below), Seller will not, without Purchaser’s prior written consent (which Purchaser may condition, grant or withhold with or without reason in its sole and absolute discretion), directly or indirectly, for itself, together or on behalf of any other Person (including without limitation any business later acquired by Seller that services the Restricted Territory), engage or be interested in, directly or indirectly, the Restricted Business (as defined below), whether as a partner, investor, shareholder, principal, agent, officer, manager, director, governor, employee, technical advisor, lender, trustee, beneficiary or otherwise, anywhere within the Restricted Territory (as defined below).

(b)           During the Restricted Period, Seller will not, without Purchaser’s prior written consent (which Purchaser may condition, grant or withhold with or without reason in its sole and absolute discretion),directly or indirectly, acting alone or together with or on behalf of or through any other Person (including without limitation any business later acquired by Seller that services the Restricted Territory) (i) hire as employee, consultant or other independent contractor, (ii) enter into any other business relationship (including without limitation as partners, joint venturers, guarantors, business associates, investors, financiers, owners of a corporation or other business organization, entity or enterprise) with or (iii) request, induce, advise or encourage a termination of employment by, any employee of Seller on the Closing Date who, as of the Closing Date, continues as an employee of Purchaser.

(c)           As used in this Agreement, the definitions set forth below shall apply:

(i)            “Restricted Business” means the VAR Business or any substantially similar business that is competitive with the VAR Business; provided, however, this provision shall not restrict Seller’s managed services business from providing any service directly related to providing services under a managed service contract, including but not limited to acquiring software or hardware on behalf of a managed service customer.

(ii)           “Restricted Period” means the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date; provided, however, that if Seller violates the covenant not to compete contained in Section 6.2, the Restricted Period shall be extended for a period of time equal to the duration of the period of such violation.

(iii)          “Restricted Territory” means anywhere in the United States of America.

(iv)          The term “engage or be interested, directly or indirectly” shall include but not be limited to rendering advice or technical or financial assistance by loan, guarantees, stock transactions, or in any other manner.

(d)           From and after the Closing Date, Seller shall not disclose any confidential information to any Person except Purchaser, which confidential information relates to the VAR Business or the Purchased Assets, including without limitation the identity of, prices charged to, or business done with, any customer or supplier of the VAR Business as of the Closing Date, except to the extent such disclosure is required by law (in which event Seller shall inform Purchaser in advance of any such required disclosure, shall cooperate with Purchaser in all reasonable ways in obtaining a protective order or other protection in respect of such required disclosure, and shall limit such disclosure to the extent reasonably possible while still complying with such requirements). Notwithstanding any other provision of this Agreement, Seller shall be fully entitled at all times to use, disclose, or report any and all information, whether or not confidential information, to the extent such disclosure or reporting is reasonably necessary to file Tax Returns.

(e)           Because the breach or anticipated breach of the restrictive covenants set forth in this Section 6.2 could result in immediate and irreparable harm and injury to Purchaser, for which it will not have an adequate remedy at law, Seller agrees that Purchaser shall be entitled to relief in equity to enjoin temporarily and/or permanently such breach or anticipated breach and to seek any and all other legal and equitable remedies to which Purchaser may be entitled.  In the event that the foregoing restrictive covenants are considered by a court of competent jurisdiction or arbitrator to be excessive in its duration or scope, it shall be considered modified and valid for such duration and for such business and area as such court or arbitrator may determine reasonable under the circumstances.

6.3           Continuation Obligations.  Seller shall be solely responsible for satisfying any employee-benefit continuation obligations which Seller may have before or after the Closing Date relating to “qualifying events” (as that term is defined in ERISA Section 603) occurring on or prior to the Closing Date with respect to the employees of the VAR Business or former employees of the VAR Business and their beneficiaries under its welfare plans, ERISA Sections 601 through 609, or any applicable state law, as a result of the Contemplated Transactions or otherwise.

6.4           Notification of Certain Matters.  Seller shall give prompt written notice to Purchaser of (a) the occurrence or failure to occur of any event which would be likely to cause a Material Adverse Effect, (b) any material claims, actions, proceedings or investigations commenced or, to Seller’s knowledge, threatened, involving or affecting the VAR Business or any of the Purchased Assets and which would be likely to cause a Material Adverse Effect, and (c) any material adverse change in the condition (financial or other), properties, assets, or liabilities of the VAR Business, which taken as a whole, so far as reasonably can be foreseen at the time of its occurrence, would be likely to cause a Material Adverse Effect; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the parties’ obligations under this Agreement.

6.5           Conditions and Consents.  Seller and Purchaser shall take all commercially reasonable actions to cause the conditions set forth in Article 8 and Article 9 to be satisfied and to consummate the Contemplated Transactions.  Seller shall use its reasonable efforts to obtain any consents required under the Assumed Contracts and Assumed Leases in order to transfer such Assumed Contracts and Assumed Leases hereunder.

6.6           Restriction on Dissolution and Distributions.  Any dissolution liquidation or winding up of Seller for so long as it has any indemnification obligations under this Agreement shall be conducted in compliance with the provisions of Delaware law regarding distribution of assets and the provisions for claims as set forth in Section 18-804 of the Delaware Limited Liability Company Act.

6.7           Intellectual Property License.  Purchaser hereby grants a non-exclusive license (the “IP License”) to Seller, subject to the occurrence of the Closing and transfer of the rights in the Purchased Intellectual Property to Purchaser, and effective as of the Closing Date, to use those items of Purchased Intellectual Property attached as Schedule 6.7 hereto during a period which shall in no event exceed nine (9) months from the Closing Date.

6.8           Property Leased by Managed Services Division. To the extent Purchaser hires employees of Seller who as of the Closing are using Seller equipment that is subject to an equipment lease maintained by Seller’s managed services division and is not an Assumed Lease pursuant hereto and any such equipment is required to be returned to the lessor thereof, Seller agrees to provide such employees with substantially similar equipment within one business day of the date on which such equipment is returned to the lessor thereof (the “MS Leased Equipment”).

6.9           Post-Closing Compliance with Closing Conditions.  The parties acknowledge that the Closing of the Transactions will occur hereunder prior to satisfaction of the conditions set forth in Sections 3.8 (with respect to delivery of the Allocation Schedule), 8.5, 8.6, 8.8, 8.9 and 8.11.  Seller covenants and agrees to cause such conditions to be satisfied after the Closing Date and on or prior to January 30, 2010.

6.10         Deposit Account Control Agreement.  Seller will promptly remit to Purchaser all amounts received from customers of the VAR Business, which amounts constitute payments on Accounts Receivable that are Purchased Assets hereunder.  In addition, and as a means to ensure compliance with the foregoing covenant, Seller will provide Purchaser with information relating to the “Collateral Accounts” that are the subject of that certain Deposit Account Control Agreement by and among Seller, LV Administrative Services, Inc., New England Technology Finance, LLC, and Wells Fargo Bank, National Association (such agreement, the “Deposit Account Control Agreement”), which information shall be substantially identical to the information available to the other parties to the Deposit Account Control Agreement.

Article 7
No Requirement to Hire or Retain Employees

Purchaser shall not be required to hire any employees of Seller, assume any ERISA Plan, Flexible Benefit Plan, or any other compensation, employee benefit, fringe benefit, severance or retirement plan heretofore provided by Seller for its employees, or retain (for any certain period of time) any employees of Seller who may be hired by Purchaser on or after the Closing Date.

Article 8
Conditions Precedent to Purchaser’s Obligations

Purchaser’s obligations to consummate the Contemplated Transactions are subject to the satisfaction of each of the following conditions prior to or at the Closing, unless specifically waived in writing by Purchaser in advance:

8.1           Due Diligence.  Purchaser shall complete a full legal and business due-diligence examination of Seller, the result of which shall be satisfactory to Purchaser in its sole discretion.

8.2           Board Approval.  Purchaser shall have received approval from its board of directors to enter into this Agreement and consummate the Contemplated Transactions.

8.3           Representations and Warranties.  The representations and warranties of Seller contained in this Agreement shall be true and correct as of the date of this Agreement, and as of the Closing Date as though the Closing Date had been substituted for the date of this Agreement throughout such representations and warranties (except that any representation or warranty made as of a specified date other than the date hereof need only be true as of such date), and Seller shall have delivered to Purchaser a certificate of an officer/manager of Seller to such effect.  Seller shall have duly performed and complied with all covenants and agreements and satisfied prior to or at the Closing and Seller shall have delivered to Purchaser a certificate of an officer/manager of Seller to such effect.

8.4           Absence of Litigation.  There shall not be in effect any order, writ, injunction or decree, binding on Purchaser or Seller, which prohibits Purchaser or Seller from consummating the Contemplated Transactions.  No claim, action, suit or proceeding shall be pending or threatened against Purchaser, Seller or the VAR Business which, if adversely determined, would prevent the consummation of the Contemplated Transactions or result in the payment of damages as a result of such action and for which the other party is not willing to provide indemnification.

8.5           Consents and Approvals.  All approvals of Governmental Bodies and all consents of other Persons required or appropriate to the consummation of the Contemplated Transactions shall have been obtained (or all applicable waiting periods shall have expired), and such consents or approvals shall remain in full force and effect, including without limitation consent to transfer Seller’s Microsoft license for its Great Plains software system.

8.6           Sales Tax Certificates. Seller shall have obtained confirmation from the states sales tax office or department of revenue from each of the states of California, Colorado, Georgia, Illinois, New Jersey, New York, Texas and Washington that Seller owes no sales or use or similar Taxes in any such state; provided, however, that such a certificate from any such state that does not in the normal course provide such certificates to an on going business upon request shall not be required.

8.7           Opinion of Seller’s Counsel.  Purchaser shall have received from Seller’s legal counsel an opinion, dated as of the Closing Date, substantially in the form attached hereto as Exhibit E (the “Seller Counsel’s Legal Opinion”).

8.8           Audited Financial Statements.  Purchaser shall have received from Seller and its independent registered public accounting firm the audited Financial Statements and reviewed Financial Statements referred to in Section 4.3 together with a related auditor’s report.

8.9           Assumed Leases.  To the satisfaction of Purchaser in its sole discretion, each landlord under any real estate lease comprising an Assumed Lease shall have either (a) consented in writing to the assignment by Seller of the applicable lease or leases to Purchaser or (b) entered into a new lease agreement for the subject real property.  Any consent delivered under clause (a) above must be accompanied by an estoppel certificate in customary form and reasonably acceptable to Purchaser.

8.10         Transition Services Agreement.  The parties shall have executed a Transition Services Agreement pursuant to which Seller will provide transitional consulting services to Purchaser for a period set forth therein, and grant Purchaser a license for the use of certain real and personal property for office and administrative functions, in substantially the form attached hereto as Exhibit F (the “Transition Services Agreement”).

8.11         Name Change.  Seller shall have filed a change of name so that its name is not Incentra or any other name or derivative that is confusingly similar thereto.

8.12         Absence of Changes.  From the date of this Agreement to and including the Closing Date, there will not have been:  (a) any increase in Liens against the Purchased Assets; (b) change in the condition (financial or other), properties, assets, or liabilities representing Assumed Liabilities, whether or not insured; or (c) any fact or circumstance existing as of the date of this Agreement which has not been disclosed to Purchaser after the date hereof which has, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.13         Employees.  At least eighty percent (80.0%) of the employees of the VAR Business who have been offered employment by Purchaser shall have accepted offers of employment from Purchaser on terms and conditions substantially similar to the terms and conditions on which Purchaser’s current employees are employed, provided that (i) those employees who have accepted employment must include Seller’s employees who possess Micro Soft Gold or Cisco Gold vendor certification, and (ii) Incentra must have terminated all agreements with such employees of the VAR Business who accept Purchaser’s offer including any obligations with respect to noncompetition or other agreements that would in any way restrict such employees in their duties with Purchaser after the Closing.

8.14         O’Grady Termination Agreement.  Seller and Shawn O’Grady shall have entered into a Termination Agreement in substantially the form attached hereto as Exhibit G (the “Termination Agreement”).

Article 9
Conditions Precedent to Seller’s Obligations

Seller’s obligations to consummate the Contemplated Transactions are subject to the satisfaction prior to or at the Closing of each of the following conditions, unless specifically waived in writing by Seller in advance:

9.1           Representations and Warranties.  The representations and warranties of Purchaser contained in this Agreement shall be true and complete in all material respects as of the date of this Agreement and as of the Closing Date as though the Closing Date had been substituted for the date of this Agreement throughout such representations and warranties (except that any such representation or warranty made as of a specified date other than the date hereof need only be true as of such date), and Purchaser shall have delivered to Seller a certificate of an officer of Purchaser to such effect.  Purchaser shall have duly performed and complied in all material respects with all covenants, agreements and satisfied all conditions required by this Agreement to be performed and complied with or satisfied by it prior to or at the Closing, and Purchaser shall have delivered to Seller a certificate of an officer of Purchaser to such effect.

9.2           Absence of Litigation.  There shall not be in effect any order, writ, injunction or decree, binding on Purchaser or Seller, which prohibits Purchaser or Seller from consummating the Contemplated Transactions.  No claim, action, suit or proceeding shall be pending or threatened against Purchaser, Seller or the VAR Business which, if adversely determined, would prevent the consummation of the Contemplated Transactions or result in the payment of damages as a result of such action and for which the other party is not willing to provide indemnification.

9.3           Consents and Approvals.  All approvals of Governmental Bodies and all consents of other Persons required or appropriate to the consummation of the Contemplated Transactions shall have been obtained (or all applicable waiting periods shall have expired), and such consents or approvals shall remain in full force and effect.

9.4           Opinion of Purchaser’s Counsel.  Seller shall have received from Maslon Edelman Borman & Brand, LLP, counsel to Purchaser, an opinion, dated as of the Closing Date, in substantially the form attached hereto as Exhibit H (the “Purchaser Counsel’s Legal Opinion”).

Article 10
Closing Deliveries

10.1         Deliveries by Seller.  At the Closing, provided all conditions described in Article 9 have been satisfied, Seller shall execute, or cause to be executed, and deliver to Purchaser the following (collectively, the “Seller Deliveries”):  (a) the General Assignment and Bill of Sale; (b) the audited Financial Statements referenced in Section 4.3; (c) the Transition Services Agreement; (d) the Seller Counsel’s Legal Opinion; (e) the certificate of an officer/manager of Seller required by Section 8.3; (f) the Termination Agreement, and (h) such other instruments of conveyance relative to the Purchased Assets that Purchaser may reasonably request.

10.2         Deliveries by Purchaser.  At the Closing, provided all conditions described in Article 8 have been satisfied, Purchaser shall deliver to Seller a wire transfer of immediately available federal funds in an aggregate amount equal to the Purchase Price, less the Holdback Fund, plus the Cash Working Capital Payment, such total amount being $10,360,000 in the manner set forth in Section 3.3(b)(ii), (ii) deliver to Seller a wire transfer of immediately available federal funds in such amount necessary to pay Seller in full for its expenses incurred as of the Closing Date in connection with the transaction herein described to the extent required pursuant to Section 3.10 hereof which amount is equal to $150,000, and (iii) execute and deliver to Seller the following (collectively, the “Purchaser Deliveries”):  (a)  the Secured Term Note, (b) the Security Agreement, (c) the Collateral Assignment Agreement, (d) the Assumption Agreement; (e) the Transition Services Agreement; (f) the Purchaser Counsel’s Legal Opinion; (g) the certificate of an officer of Purchaser required by Section 9.1;  The Seller Deliveries and Purchaser Deliveries are collectively referred to in this Agreement as the “Ancillary Documents.”

Article 11
Termination Before Closing

This Agreement may be terminated at any time prior to the Closing:  (a) by the mutual written agreement of the parties; or (b) by either Seller or Purchaser, respectively, if, prior to the Closing, any condition set forth herein for the benefit of Seller or Purchaser, respectively, shall not have been timely met or waived by the party that it benefits and cannot be cured within ten (10) days after written notice is delivered to the curing party; or (c) by either Seller or Purchaser, if the Closing has not occurred on or prior to January 30, 2010 for any reason other than delay or nonperformance of the party seeking such termination.  Termination of this Agreement pursuant to this Article 11 shall terminate all obligations of the parties hereunder, except for the obligations under Section 13.1, and such termination shall not constitute a waiver of any rights any party may have by reason of a breach by another party of any agreement or covenant in this Agreement occurring prior to such termination.

Article 12
Indemnification

12.1         Indemnification by Seller.  Seller will indemnify and hold Purchaser and each officer and director of Purchaser (each a “Purchaser Indemnified Party”) harmless from, against and in respect of any and all loss, liability, expense (including without limitation reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding brought against a Purchaser Indemnified Party) or Damage (as defined below) suffered or incurred by a Purchaser Indemnified Party (collectively, the “Purchaser Losses”) by reason of:

(a)           any breach of a representation or warranty of Seller contained herein;

(b)           the failure of Seller to fulfill or perform any covenant, agreement or obligation of Seller contained herein;

(c)           any Excluded Liability; and

(d)           any Losses resulting from the disclosures made on Schedule 4.10; and

(e)           Seller’s operation of the VAR Business or ownership of the Purchased Assets on or prior to the Closing Date.

For purposes of this Agreement, the term “Damages” means all actual damages suffered or incurred by a party indemnified under this Article 12, including without limitation all compensatory damages, but excluding any consequential or punitive damages.

12.2         Indemnification by Purchaser.  Purchaser shall indemnify and hold Seller and each officer and director of Seller (each a “Seller Indemnified Party”) harmless from, against and in respect of any and all loss, liability, expense (including without limitation reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding brought against a Seller Indemnified Party) or Damage suffered or incurred by a Seller Indemnified Party (the “Seller Losses”) by reason of:

(a)           any breach of a representation or warranty by Purchaser contained herein;

(b)           failure of Purchaser to fulfill or perform any covenant, agreement or obligation of Purchaser contained herein;

(c)           any Assumed Liability; or

(d)           Purchaser’s operation of the VAR Business subsequent to the Closing Date.

12.3         Limitations on Indemnification.

(a)           Notwithstanding the foregoing, Seller shall not be required to indemnify the Purchaser Indemnified Parties in respect of any Losses for which indemnity is claimed under Section 12.1 above;

(i)            Unless and until the aggregate of all such Losses claimed for breaches of any representations and warranties exceeds $75,000 (the “Deductible”) (in which case the Seller shall be required to indemnify the Purchaser Indemnified Parties for all Losses in excess of the Deductible, subject to the terms hereof), provided that Losses resulting from a breach of Section 4.6, 4.27, 6.9 and 6.10 shall not be subject to the Deductible;

(ii)           In no event shall Seller’s indemnification obligations hereunder exceed an amount equal to 15% of the Purchase Price;

(iii)          Notwithstanding the above, the limitations contained within clauses (i) and (ii) above shall not limit the Purchaser Indemnified Parties in respect of any Losses which any Purchaser Indemnified Party may suffer, sustain, or become subject to, as a result of fraud or intentional misrepresentation of any representation or warranty of the Seller under this Agreement.

12.4         Manner of Calculation.  Solely for the purpose of determining the amount of any Loss related to a breach of representation or warranty, representations and warranties set forth in this Agreement shall be set forth without any materiality qualification set forth therein.

12.5         Hold Back Release Provision. On or as soon as reasonably practicable after the period that is twelve (12) months after the Closing Date Purchaser shall pay to Seller the balance of the Hold Back Fund, less 100% of any amounts for which Purchaser has made a claim for indemnification pursuant to this Article 12.5.  The balance of the Holdback Fund remaining after final resolution of any claims then pending at the end of such one-year anniversary shall be paid to Seller within fifteen (15) days after resolution of all such claims.

12.6         Third-Party Claims.

(a)           In order for any Purchaser Indemnified Party or Seller Indemnified Party to be entitled to any indemnification provided for under this Article 12 in respect of, arising out of or involving a claim made by any Person other than Seller or Purchaser or their respective successors, assigns or affiliates (a “Third-Party Claim”) against such indemnified party, such indemnified party must notify the indemnifying party in writing of the Third-Party Claim promptly after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure of any indemnified party to give notice as provided in this Section 12.6 shall not relieve an indemnifying party of its obligations hereunder except to the extent that the indemnifying party actually has been prejudiced by such failure to give notice.  Thereafter, the indemnified party shall deliver to the indemnifying party, as promptly as practicable and, in any event, within ten days after such indemnified party’s receipt thereof, copies of all notices and other documents relating to the Third-Party Claim.

(b)           If a Third-Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses within 30 days after receipt of notice of the Third-Party Claim, to assume or cause the assumption of the defense thereof with counsel selected by the indemnifying party (provided such counsel is not reasonably objected to by the indemnified party).  Should the indemnifying party elect to assume or cause the assumption of the defense of a Third-Party Claim, the indemnifying party will not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof unless the indemnifying party has agreed in writing to pay such fees and expenses or, in the reasonable judgment of the indemnified party, a conflict of interest between the indemnified party and the indemnifying party exists with respect to such claim.  If the indemnifying party elects so to participate in or assume the defense of a Third-Party Claim, the indemnified party will fully cooperate with the indemnifying party in connection with such defense.

(c)           If the indemnifying party assumes the defense of a Third-Party Claim, then, as long as the indemnifying party is reasonably contesting such claim in good faith, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim without the indemnifying party’s prior written consent, and the indemnified party will agree to any settlement, compromise or discharge of the Third-Party Claim the indemnifying party may recommend which releases the indemnified party unconditionally and completely in connection with such Third-Party Claim and does not materially and adversely affect the indemnified party.  Notwithstanding the foregoing, the indemnified party shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the indemnifying party.  If the indemnifying party assumes the defense of a Third-Party Claim, then the indemnifying party shall not, without the indemnified party’s prior written consent, settle or compromise any Third-Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnified party of a written release from all liability in respect of such Third-Party Claim.

(d)           If the indemnifying party does not assume the defense of any such Third-Party Claim, the indemnified party may defend the same in such manner as it may reasonably deem appropriate, including but not limited to settling such claim or litigation after giving five business days’ prior written notice to the indemnifying party setting forth the terms and conditions of settlement.

(e)           The indemnifying party shall in no case settle or compromise any Third-Party Claim or consent to the entry of any judgment without the consent of the indemnified party if such settlement, compromise or judgment would materially and adversely affect the rights of the indemnified party in any continuing manner; provided, however, that if the indemnified party does not accept a settlement, compromise or judgment proposed by the indemnifying party, which settlement, compromise or judgment is acceptable to the Person who brought the subject Third-Party Claim, on the grounds that such acceptance would materially and adversely affect the rights of the indemnified party, then the indemnifying party’s indemnification obligation with respect to such Third-Party Claim shall not exceed the amount of the proposed settlement, compromise or judgment, plus the amount of Purchaser Losses or Seller Losses, as applicable, incurred to the time such settlement, compromise or judgment is rejected.

(f)            The amount that an indemnifying party shall be obligated to reimburse an indemnified party in connection with any Third-Party Claim shall be reduced by the amount of the insurance benefits, if any, obtained by the indemnified party (or for its benefit) by reason of the matter giving rise to such claim.

(g)           The amount that any indemnifying party shall be obligated to reimburse an indemnified party in connection with any Third-Party Claim shall be reduced by an amount equal to any income tax benefits obtained by such party (or for its benefit) as a result of the event giving rise to the indemnifying party’s obligation to make the reimbursement, after taking into account (i) any insurance benefits described in the preceding paragraph and (ii) the income-tax treatment of the indemnified party’s receipt of such insurance benefits and reimbursement.

12.7         Claims Period.  For purposes of this Agreement, a “Claims Period” shall be the period during which a claim for indemnification may be asserted under this Agreement by an indemnified party, which period shall begin on the Closing Date and terminate as follows:

(a)           with respect to Purchaser Losses arising under Section 12.1(a) or 12.1(b), the Claims Period shall terminate twelve months after the Closing Date provided, however, that with respect to Purchaser Losses arising out of a breach of the representation and warranty under Section 4.6(a) or Section 4.27, the Claims Period shall remain open for the period of the applicable statute of limitations;

(b)           with respect to Purchaser Losses arising under Section 12.1(c) or 12.1(e), the Claims Period shall remain open indefinitely;

(c)           with respect to Seller Losses arising under Section 12.2(a) or 12.2(b), the Claims Period shall terminate eighteen months after the Closing Date; and

(d)           with respect to Seller Losses arising under Section 12.2(c) or 12.2(d), the Claims Period shall remain open indefinitely.

Any claim for indemnification pursuant to this Article 12 must be made in writing by the indemnified party to the indemnifying party on or prior to the expiration of the applicable Claims Period.  All claims for indemnification for which proper notification of the indemnifying party shall have been made by the indemnified party prior to the close of business on the last day of the applicable Claims Period shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

12.8         Payment of Indemnification Claim.  With respect to Purchaser Losses payable hereunder, the Purchaser Indemnified Parties shall first assert their right to payment against the Holdback Fund.  In the event the Holdback Fund is less than the full amount of the Purchaser Losses, or the Holdback Fund has been fully utilized, the Purchaser Indemnified Parties shall be entitled to assert their right to payment directly against Seller.

Article 13
General Provisions

13.1         Publicity.  Seller and Purchaser agree that they will not make any press releases or other announcements prior to or at the time of Closing with respect to the Contemplated Transactions, except as required by applicable law, without the prior approval of the other party, which approval will not be unreasonably withheld.

13.2         Knowledge Convention.  Whenever any statement herein or in any Schedule, Exhibit, certificate or other document delivered to any party pursuant to this Agreement is made “to Seller’s knowledge” or “to Purchaser’s knowledge” or words of similar intent or effect of any party or its representative, such statement shall be deemed to be made to the best knowledge of the party and, to the extent applicable, its senior management, and shall in all cases be deemed to include a representation that a reasonable investigation of the subject matter thereof has been conducted.

13.3         Reservation of Rights.  Neither a party’s representations and warranties contained in this Agreement nor the party’s indemnification obligations set forth in this Agreement shall be affected by (a) any due diligence or other investigation conducted by another party, or (b) any knowledge on the part of the other party or its agents or representatives of any circumstances resulting from such investigation or otherwise, including without limitation knowledge that one or more of such party’s representations or warranties might be untrue when made or become untrue on or prior to the Closing.

13.4         Further Acts and Assurances.  Seller shall, at any time and from time to time at and after the Closing, upon request of Purchaser and without additional consideration, take any and all steps reasonably necessary to place Purchaser in possession and operating control of the Purchased Assets, and Seller will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be reasonably required for the more effective transfer and confirmation to Purchaser or for reducing to the possession of Purchaser, any or all of the Purchased Assets.  In addition, Seller will cause its independent accounting firm to deliver all written consents that may be reasonably requested by Purchaser or its independent registered accounting firm in order to ensure compliance with auditing standards generally accepted in the United States and the periodic and current reporting obligations of Purchaser under the Securities Exchange Act of 1934.

13.5         Notices.  Any notice or other document to be given hereunder by any party to any other party shall be in writing and delivered by courier or by facsimile transmission, receipt confirmed, or sent by any express mail service, postage or fees prepaid, to:

If to Purchaser:

Datalink Corporation
8170 Upland Circle
Chanhassen, Minnesota 55317

Attention:  Mr. Paul F. Lidsky, Chief Executive Officer
Facsimile:  (952)944-7869

With a copy to:

Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attention:  Terri Krivosha, Esq.
Facsimile No:  (612) 642-8340

If to Seller:

Incentra, LLC
12303 Airport Way, Suite 250
Broomfield, Colorado 80021
Attention:  Shawn O’Grady
Facsimile No: (720) 566-5001

With a copy to:

Law Offices of Karl Reed Guest
94 Underhill Road
Orinda, California 94563
Attention:  Karl Reed Guest, Esq.
Facsimile No: (925) 254-9226

or at such other address or number for a party as shall be specified by like notice.  Any notice that is delivered in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or its agent.

13.6         Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Minnesota without regard to its conflicts-of-law provisions.

13.7         Construction.  No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority or by any board of arbitrators by reason of such party or its counsel having or being deemed to have structured or drafted such provision.  All references in this Agreement to Article(s), Section(s), Schedule(s) or Exhibit(s) shall refer to Article(s), Section(s), Schedule(s) or Exhibit(s) of this Agreement.

13.8         Dispute Resolution.  Any dispute among the parties hereto before the Closing may be resolved by application to any court of competent jurisdiction.  Any dispute among the parties hereto arising on or after the Closing Date, other than any dispute with respect to the calculation of the Working Capital Adjustment arising under Article 3, which shall be resolved in accordance with Section 3.4, shall be resolved in accordance with the arbitration provisions of this Section 13.8 set forth below:

(a)           The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof promptly by negotiation between executives who have authority to settle the controversy.  Any party may give the other written notice that a dispute exists (a “Notice of Dispute”).  The Notice of Dispute shall include a statement of such party’s position.  Within 20 business days of the delivery of the Notice of Dispute, executives of both parties shall meet at a mutually acceptable time and place, and thereafter as long as they both reasonably deem necessary, to exchange relevant information and attempt to resolve the dispute.  If the matter has not been resolved within 45 days of the disputing party’s Notice of Dispute, or if the parties fail to meet within 20 days, either party may initiate arbitration of the controversy or claim as provided hereinafter.

(b)           If a negotiator intends to be accompanied at a meeting by an attorney, the other negotiator shall be given at least three working days’ notice of such intention and may also be accompanied by an attorney.  All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

(c)           Any controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof, or the Contemplated Transactions, if not settled by negotiation as provided above in Section 13.8(a), shall be settled by arbitration in Minneapolis, Minnesota, in accordance with the CPR Rules for Non-Administered Arbitration of Business Disputes, by three arbitrators.  Each party shall choose one arbitrator and the two arbitrators so chosen shall choose a third arbitrator who must be a retired judge of a state or federal court of the United States.  The arbitrators shall be appointed as provided by CPR Rule 5, Selection of Arbitrators.  The arbitration procedure shall be governed by the United States Arbitration Act, 9 U.S.C. §1-16, and the award rendered by the arbitrators shall be final and binding on the parties and may be entered in any court having jurisdiction thereof.

(d)           Each party shall have discovery rights as provided by the Federal Rules of Civil Procedure within the limits imposed by the arbitrators; provided, however, that all such discovery shall be commenced and concluded within 90 days of the selection of the third arbitrator.

(e)           It is the intent of the parties that any arbitration shall be concluded as quickly as reasonably practicable.  Unless the parties otherwise agree, once commenced, the hearing on the disputed matters shall be held four days a week until concluded, with each hearing date to begin at 9:00 a.m. and to conclude at 5:00 p.m.  The arbitrator shall use all reasonable efforts to issue the final award or awards within a period of five business days after closure of the proceedings.  Failure of the arbitrator to meet the time limits of this Section 13.8(e) shall not be a basis for challenging the award.

(f)            The arbitrators shall instruct the non-prevailing parties to pay all costs of the proceedings, including the fees and expenses of the arbitrators and the reasonable attorneys’ fees and expenses of the prevailing parties.  If the arbitrators determine that there is not a prevailing party, each party shall be instructed to bear its own costs and to pay one-half of the fees and expenses of the arbitrators.

13.9         No Reliance.  Except for the parties and their assignees permitted under Section 13.11:  (a) no third party is entitled to rely on any of the representations, warranties and agreements of a party contained in this Agreement; (b) the parties to this Agreement assume no liability to any third party because of any reliance on the representations, warranties and agreements of any of the parties contained herein; and (c) no Person other than the parties to this Agreement shall acquire any legal or equitable rights or remedies under this Agreement.

13.10       Counting Time.  Whenever this Agreement requires an act or notice or payment to occur within a specified number of “days” (other than “business days”), such term shall be understood to mean calendar days, each consisting of a 24-hour period; provided, however, that if the time period by which any acts or payments required hereunder must be performed or paid expires on a Saturday, Sunday or legal holiday, then such time period shall be automatically extended to the close of business on the next regularly scheduled business day.

13.11       Binding Agreement.  The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.  Except as provided herein, without the prior written consent of each other party, no party may assign such party’s rights, duties or obligations hereunder or any part thereof to any other Person prior to Closing.

13.12       Headings.  The headings of the Articles and Sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

13.13       Modification and Waiver.  Any term or condition of this Agreement may be waived at any time by the party entitled to the benefit thereof, and to be effective any such waiver must be written and signed by the party entitled to such benefits.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof.  No delay or failure on the part of any party hereto to exercise any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder; nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

13.14       Severability.  Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by law, the parties hereto waive any provision of law rendering any such provision prohibited or unenforceable in any respect.

13.15       Access to Records.  For a period of six years after the Closing Date, Seller and its attorneys, accountants and representatives shall, upon reasonable advance notice to Purchaser during normal business hours and without disruption to the business of Purchaser, have reasonable access to all books, accounts, records, documents and information relating to Seller and the VAR Business for any periods prior to the Closing Date in the possession or custody of Purchaser (or Purchaser’s agents) for the purpose of examining and making copies thereof.

13.16       Discretion.  Whenever a party may take action under this Agreement in his, her or its “sole discretion,” “sole and absolute discretion” or “discretion,” or under a grant of similar authority or latitude, such Person shall be entitled to consider any factors and interests as it desires, including its own interests.

13.17       Counterparts; Facsimile Signatures.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument.  The parties hereby acknowledge and agree that for purposes of this Agreement and the Ancillary Documents, and all certificates, documents and other items to be delivered pursuant to the terms thereof, that facsimile signatures and other electronically delivered signatures shall be deemed acceptable to and binding upon each party hereto, and that reproductions thereof shall constitute “originals” for all purposes.

13.18       Entire Agreement.  This Agreement and the Schedules and Exhibits hereto, together with the documents and instruments delivered pursuant hereto and the binding provisions of that certain letter of intent by and between the parties dated as of October 16, 2009, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether written or oral, of the parties hereto; provided, however, that this provision is not intended to abrogate any other written agreement between the parties executed with or after this Agreement or any written agreement pertaining to another subject matter.  No supplement, modification or waiver of the terms or conditions of this Agreement shall be binding unless executed in writing by authorized representatives of the parties hereto.

*        *        *        *        *

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be duly executed and delivered, to be effective as of the date first written above.

PURCHASER:		SELLER:

DATALINK CORPORATION		INCENTRA, LLC
a Minnesota corporation		a Delaware limited liability company

By:	/s/ Paul Lidsky	By:	/s/ Anthony DiPaolo
Name:	Paul Lidsky	Name:	Anthony DiPaolo
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Signature Page —

Asset Purchase Agreement